UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended July 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number 001-04129

A.	Full title of the plan and the address of the plan, if different from that of issuer named below:

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

July 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

The Plan Committee
Zale Corporation Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Zale Corporation Savings and Investment Plan (the Plan) as of July 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Zale Corporation Savings and Investment Plan as of July 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Dallas, Texas
January 7, 2005

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

July 31, 2004 and 2003

	2004	2003
Assets:
Investments, at fair market value:
Cash and short-term investments	$316,584	347,366
Common stock mutual funds	47,943,230	37,381,490
Bond mutual funds	11,534,684	13,221,576
Government securities mutual funds	18,753,207	18,524,696
Zale Corporation common stock	18,143,633	17,560,407
Participants’ loans	4,561,207	3,910,960

Total investments	101,252,545	90,946,495

Receivables:
Employer contributions:
Common Stock Contributions	—	1,986,033
Cash Contributions	1,951,564	—
Employee contributions	—	60,666
Other receivables	55,101	58,126

Total receivables	2,006,665	2,104,825
Liabilities:
Excess contributions payable	108,190	101,139

Net assets available for benefits	$103,151,021	92,950,181

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended July 31, 2004 and 2003

	2004	2003
Increases in net assets:
Investment income:
Net appreciation	$7,904,333	10,563,776
Interest and dividends	1,975,176	2,166,812
Contributions:
Employer
Common Stock Contributions	—	1,984,837
Cash Contributions	1,946,507	—
Participants	7,431,958	7,471,375
Rollovers	126,818	177,769

	9,505,283	9,633,981

Total increases in net assets	19,384,791	22,364,569

Decreases in net assets:
Payments to participants and beneficiaries	9,075,762	6,893,321
Refund of excess contributions	108,190	101,139

Total decreases in net assets	9,183,952	6,994,460

Net increase in net assets available for benefits	10,200,840	15,370,109
Net assets available for benefits, beginning of year	92,950,181	77,580,072

Net assets available for benefits, end of year	$103,151,021	92,950,181

See accompanying notes to financial statements.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(1)	Description of Plan

The Zale Corporation Savings and Investment Plan (the Plan) is a defined contribution retirement plan. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

(a)	General

Employees are eligible to participate in the Plan on the first day of the month following the later of the date the employee reaches age 21 or the date on which the employee completes one year of service. One year of service is defined by the Plan as 1,000 or more hours of service completed in a 12-month period beginning on the date of employment with Zale Corporation (the Company or Employer) or an anniversary of the employment date. Employees covered under a collective bargaining agreement and certain nonresident aliens are excluded from participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Employee Contributions

Under the Plan, participants are permitted to voluntarily contribute, on a pretax basis, from 1% to 30% of their annual earnings to their Employee 401(k) Contribution Account. All participants are subject to Internal Revenue Service (IRS) limitations on these contributions. The maximum amount a participant could contribute under this limitation is $13,000 and $12,000 for each calendar year 2004 and 2003, respectively. Effective August 1, 2002, employees who are or will be at least 50 years of age by the end of a calendar year are eligible to make additional pre-tax contributions called catch-up contributions to the Plan at any time during such calendar year. The maximum amount of catch-up contributions a participant can contribute is $3,000 in 2004 and $2,000 in 2003.

(c)	Employer Contributions

The Plan provides that the Company make matching contributions (Employer 401(k) Matching Contributions) to each eligible participant who voluntarily contributes to the Plan.

To be eligible for an Employer 401(k) Matching Contribution the Plan requires employment on the last day of the Plan year (July 31) in order to receive an allocation of matching contributions, unless the participant has died, retired on or after age 65, or became disabled during the Plan year. Further, the Employer 401(k) Matching Contributions are 50% of the first 4% of annual compensation contributed to the Plan as a salary deferral contribution. The Plan authorizes the Company to make Employer 401(k) Matching Contributions in cash or Company Common Stock. For Plan year ended July 31, 2004, Employer 401(k) Matching Contributions were made in cash. Employer 401(k) Matching Contributions for Plan year 2003 were made in Company Common Stock, subject to IRS limitations. Employer 401(k) Matching Contributions are allocated after the end of the Plan year. In addition, forfeitures may be used to help pay the Plan’s administrative expenses as well as to reduce matching contributions.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(d)	Investment Options

Upon enrollment in the Plan, participants may direct contributions in whole percentage increments to the following investment options:

Bond Investment Option	Invests primarily in domestic fixed income securities such as corporate bonds, U.S. government securities, certificates of deposit, commercial paper, and other fixed income securities.

Dreyfus General Government Securities Money Market	Invests solely in securities issued and guaranteed by the U.S. government or its agencies or instrumentalities, and repurchase agreements collateralized by these securities.

Growth and Income Investment Option	Invests in domestic and international common stocks, other equity securities, corporate and government bonds, and short-term cash equivalents.

Growth Investment Option	Invests primarily in domestic common stocks and other equity securities, with a smaller allocation to international securities.

Aggressive Growth Investment Option
Invests primarily in common stocks and other equity securities of small, rapidly growing companies and also larger companies with strong growth potential. This option invests in both domestic and international securities.

Global Investment Option	Invests primarily in common stocks and other equity securities of companies based both within and outside of the United States.

Zale Corporation Common Stock	Participants may invest up to 25% of their salary deferral contribution accounts and up to 100% of the balance of their other accounts in Company Common Stock.

Participants may change their investment options daily. After initial contributions, participants may reallocate investments in these investment options. Earnings or losses of the Plan are allocated to the participants based on their relative account balances in the respective investment programs of the Plan.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(e)	Loan Provisions

The Plan allows eligible participants to borrow from their Employee 401(k) Contribution and Rollover Accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their account balance. The $50,000 limit is reduced by the participant’s highest loan balance in the last 12 months. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to fifteen years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the Wall Street Journal prime interest rate at the time the loan is made plus 2%, as determined by the Company’s Plan Committee (the Committee). Interest rates ranged between 6.00% and 6.25% for loans established during the Plan year ended July 31, 2004 and between 6.00% and 6.75% for loans established during the Plan year ended July 31, 2003. Principal and interest are paid ratably through biweekly payroll deductions.

(f)	Vesting

A participant is automatically fully vested in employee contributions and Employer 401(k) Matching Contributions plus actual earnings thereon.

Through July 1998, the Company also made discretionary profit sharing contributions to the Plan. Participants vest in Employer Discretionary Profit Sharing Contributions and earnings thereon as follows:

Vested
percent of
discretionary
profit sharing
Years of active service	contributions
Less than 3 years	0%
3 years	20%
4 years	40%
5 years	60%
6 years	80%
7 or more years	100%

For the purpose of this schedule, a year of service means a year from August 1 to July 31 during which a participant works at least 1,000 hours of service. Additionally, full vesting occurs upon a participant’s death, full and permanent disability, or retirement after age 65 with five years of participation. Participants are eligible to receive their vested interests in the Plan upon termination from the Company.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(g)	Distributions and Withdrawals

Upon retirement, a participant may withdraw the full value of his or her account in a single, lump-sum distribution or a direct rollover to an Individual Retirement Account (IRA) or another plan. Distribution of the participant’s entire balance also becomes due upon death or total disability. Upon termination of employment for any other reason, if the participant’s vested account balance is less than $5,000, it will be automatically distributed unless the participant elects to roll it over to an IRA or another plan. If the participant’s vested account is at least $5,000, the participant may leave the balance in the Plan until normal retirement age. Participants may make hardship withdrawals during employment from their Employee 401(k) Contributions (but not the earnings thereon) or Employer Discretionary Profit Sharing Contributions and earnings thereon (but not Employer 401(k) Matching Contributions) at specific times, subject to certain restrictions.

(h)	Forfeited Accounts

For the Plan years ended July 31, 2004 and 2003, forfeited non-vested accounts were approximately $90,000 and $60,000, respectively. Forfeited accounts may be used to reduce future Employer 401(k) Matching Contributions or help pay the Plan’s administrative expenses.

(i)	Tax Status

The Plan has received a favorable determination letter dated August 4, 2003 from the IRS stating that the Plan and the related trust are designed in accordance with the applicable provisions of the Internal Revenue Code (the Code). The Company and the Plan’s tax counsel believe the Plan is designed and continues to operate in accordance with the provisions of the Code.

(j)	Plan Administration

The Plan is administered by the Committee, which is appointed by the Company’s board of directors (the Board) or Chief Executive Officer. The Company retains the services of State Street Bank and Trust as the trustee of the Plan and Mellon HR as the Plan’s recordkeeper. Additionally, the Committee retains the services of Capital Research & Consulting, an investment advisory firm, to monitor fund performances.

(2)	Plan Changes and Amendments

Effective for the Plan year ended July 31, 2004, matching contributions were made in cash. Prior year matching contributions were made in Company Common Stock.

(3)	Amendment or Termination of the Plan

The Company’s Board has the right to amend or terminate the Plan or to reduce or stop contributions either temporarily or permanently at its sole discretion. If the Board exercised its right to stop contributions permanently or to terminate the Plan, the entire amount in each participant’s account would be 100% vested and distributed under the direction of the Committee. The Board has no intention at this time to terminate the Plan.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(4)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Plan uses the accrual method of accounting.

(b)	Investment Valuation and Income Recognition

Investments in mutual fund securities and the Company’s Common Stock are valued at fair market value based on quoted market prices as of the Plan’s year-end. Participants loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. The Plan offers seven investment options. These investment options are: Bond Investment, Dreyfus General Government Securities Money Market, Growth and Income Investment, Growth Investment, Aggressive Growth Investment, Global Investment, and Zale Corporation Common Stock (see note 1(d) for detail of investment options).

Net appreciation and depreciation of investments are calculated based on the difference between the fair market value of the investments as of the beginning of the Plan year, or purchase price if purchased during the Plan year, and the fair market value of the investment as of the end of the Plan year, or the selling price if sold during the Plan year. Such amounts are shown as net depreciation or appreciation in these financial statements.

(c)	Administration Expenses

The Plan has a revenue sharing agreement with the Plan’s mutual funds and recordkeeper involving Sub Transfer Agent and 12b-1 revenues. Sub Transfer Agent and 12b-1 revenues are deposited directly to the Plan. Most administrative expenses related to the Plan’s investments are paid by the Plan and are offset by the Sub Transfer Agent and 12b-1 revenues. While it is not required that the Company reimburse the Plan for any administrative expenses not covered by Sub Transfer Agent, 12b-1 revenues, and forfeitures, the Company has done so in the past and may do so in the future. For the Plan years ended July 31, 2004 and 2003, the Plan incurred approximately $158,000 and $191,000, respectively, in expenses that were not covered by funds received under the revenue sharing agreement and were paid by the Company.

(d)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(e)	Risks and Uncertainties

The Plan provides for certain investments that are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits and of changes in net assets available for benefits.

(f)	Payment of Benefits

Payments to participants and beneficiaries are recorded when paid.

(5)	Investments

The following investments are greater than 5% of ending net assets as of July 31, 2004 and 2003:

	2004	2003
Oppenheimer Ltd. Term Government Fund	$5,799,496	6,732,824
Oppenheimer Strategic Income Fund	5,794,141	6,663,400
Bond Fund of America	5,740,542	6,558,176
Franklin Custodian U.S. Government Securities Fund	4,951,876	6,385,180
Zale Corporation Common Stock	18,143,633	17,560,407

For the Plan years ended July 31, 2004 and 2003, the Plan’s net appreciation (depreciation) in the fair value of investments is as follows:

	2004	2003
Bond Investment Option	$389,843	631,456
Growth and Income Investment Option	1,407,821	780,641
Growth Investment Option	955,902	419,485
Aggressive Growth Investment Option	1,908,693	1,604,157
Global Investment Option	734,086	187,004
Dreyfus General Government Securities Money Market	1,000	(3,036)
Zale Corporation Common Stock	2,506,987	6,944,069

	$7,904,333	10,563,776

As of July 31, 2004 and 2003, the Plan did not directly invest in any derivative financial instruments; however, the Bond Investment Option, Growth and Income Investment Option, Aggressive Growth Investment Option, and the Global Investment Option held by the Plan include mutual funds that invest in derivative financial instruments. As described in the investments’ prospectuses, futures, forwards, and options are used only for the purpose of managing the funds’ exposure to stock and bond markets and to fluctuations in interest rates and currency values.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

July 31, 2004 and 2003

(6)	Related-Party Transactions

During the 2004 and 2003 Plan years, the Plan engaged in certain transactions with State Street Bank and Trust in its role as the trustee and asset custodian for the Plan. Such transactions are considered as exempt party-in-interest transactions.

(7)	Prohibited Transactions

In the 2004 Plan year, there were no prohibited transactions. During the 2003 Plan year, the Plan engaged in certain prohibited transactions related to the unintentional late remission of contributions to the Plan’s trust. The transactions, totaling $47,788, were detailed in the supplemental Schedule of Nonexempt Transactions in the 2003 Form 11-K. The Plan’s management corrected the prohibited transactions, plus lost earnings, in accordance with ERISA.

(8)	Subsequent Event

The Company, with the approval of the Board, removed State Street Bank and Trust Company as the trustee and named Mellon Bank N.A. as successor trustee of the Plan effective August 1, 2004.

ZALE CORPORATION
SAVINGS AND INVESTMENT PLAN
EIN: 75-0675400
Plan No.: 002

Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)

July 31, 2004

(a)	(b)		(c)	(e)
	Identity of issuer	Shares	Description of investment	Current value
	Short-term investments/cash:
*	State Street Bank	316,584	ST Investment Fund/Cash	$316,584
	Mutual funds:		Bond Investment Option:
	Oppenheimer	570,255	Oppenheimer Ltd Term Government Fund	5,799,496
	Oppenheimer	1,399,551	Oppenheimer Strategic Income Fund	5,794,141
	American funds	431,619	Bond Fund of America	5,740,542
	Franklin Templeton	745,764	Franklin Custodian U.S. Gov. Securities Fund	4,951,876
			Growth and Income Investment Option:
	American Funds	275,206	Income Fund of America	4,706,037
	Washington Mutual	554,353	Van Kampen Equity Income Fund A	4,396,018
	Mass. Financial Services	288,584	MFS Total Return Fund	4,357,624
	Putnam Funds	440,239	Putnam Asset Allocation A	4,323,148
			Growth Investment Option:
	American Funds	100,165	Washington Mutual Investors	2,891,763
	American Funds	121,741	Growth Fund of America	2,997,265
	Mass. Financial Services	192,697	MFS Core Growth	2,848,060
	Janus	133,971	Janus Aspen Cap App Fund	2,770,512
			Aggressive Growth Investment Option:
	Davis	148,626	Davis NY Venture Fund	4,136,250
	Franklin Templeton	151,335	Franklin Small Capital Growth Fund	4,453,780
	Franklin Templeton	125,680	Franklin California Growth Fund	4,177,593
	Mass. Financial Services	247,499	MFS Research Fund	4,177,780
			Global Investment Option:
	American Funds	50,567	Europacific Growth Fund	1,552,402
	Oppenheimer	30,355	Oppenheimer Global Fund	1,536,581
	Putnam Mutual Funds	76,003	Putnam International Growth Fund	1,536,799
	Franklin Templeton	85,411	Franklin International Fund	1,787,657
			Dreyfus Government Fund Option:
	Dreyfus Fund	3,295,797	General Government Securities Money Market Fund	3,295,797
*	Zale Corporation	668,520	Zale Corporation Common Stock, par value $0.01	18,143,633
*	Participant’s loans	N/A	Participant’s loans, interest rates ranging from 6.00% - 8.75%	4,561,207

	Total			$101,252,545

* Column (a) indicates each identified person/entity known to be a party in interest.

Historical cost (column (d)) is not presented on this schedule, as all investments are participant directed.

This supplemental schedule lists assets held for investment purposes as of July 31, 2004, as required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

See accompanying independent auditors’ report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Zale Corporation Savings and Investment Plan

(Registrant)

Date	January 21, 2005	/s/ Cynthia T. Gordon

Cynthia T. Gordon
Senior Vice-President, Controller
(principal accounting officer of the registrant)

INDEX TO EXHIBIT

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm